Exhibit 12

                       ENRON CORP. AND SUBSIDIARIES
                    Computation of Ratio of Earnings to
                               Fixed Charges
                                (Unaudited)

(In Millions)                                   Year Ended December 31,
                                        1999     1998    1997    1996     1995

Earnings available for fixed charges
  Income from continuing operations    $1,024   $  703   $105   $  584   $  520
  Less:
     Undistributed earnings and
      losses of less than 50% owned
      affiliates                          (12)     (44)   (89)     (39)    (14)
     Capitalized interest of
      nonregulated companies              (61)     (66)   (16)     (10)     (8)
  Add:
     Fixed charges(a)                     948      809    674      454     436
     Minority interest                    135       77     80       75      27
     Income tax expense                   137      204    (65)     297     310

       Total                           $2,171   $1,683   $689   $1,361  $1,271

Fixed charges
  Interest expense(a)                  $  900   $  760   $624   $  404  $  386
  Rental expense representative of
   interest factor                         48       49     50       50      50

     Total                             $  948   $  809   $674   $  454  $  436

Ratio of earnings to fixed charges       2.29     2.08   1.02     3.00    2.92

(a) Amounts exclude costs incurred on sales of accounts receivable.
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